Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: August 11, 2014

The following update was circulated to Chiquita employees on August 11, 2014.

August 11, 2014

Dear Chiquita Team,

I am writing to let you know about a recent development regarding our company.

Today we issued a news release confirming that Chiquita has received an unsolicited offer from the Cutrale Group and the Safra Group to acquire all of the outstanding common stock of Chiquita at a price of $13.00 per share in cash. A copy of the release is attached for your reference.

Consistent with its fiduciary duties and in consultation with its financial and legal advisors, our Board will carefully review and consider the offer to determine the course of action that it believes is in the best interests of the Company and all Chiquita shareholders. The Board has advised shareholders to take no action at this time.

In our press release, we noted our previously announced definitive agreement to combine with Fyffes in a stock-for-stock transaction that would create a global banana and other fresh produce company with approximately $4.6 billion in annual revenues. We continue to strongly believe in the strategic merits and value provided by the proposed transaction with Fyffes plc.

As the Board conducts its review, it continues to be business as usual for all of us at Chiquita. The success of our business is in large part thanks to you, our valued employees. The most important thing we can all do now is remain focused on our responsibilities and keep up the exceptional work that contributes to Chiquita’s success each and every day.

I recognize that you may have questions. While there is little additional information to share at this time, we will keep you updated as events progress.

We expect this announcement may lead to inquiries from external parties, and it is important for us to speak with one voice. Consistent with company policy, please forward investor calls to Steve Himes at 980-636-5636 and all media calls to Ed Loyd at 980-636-5145.

On behalf of our board and management team, we thank you again for your hard work and ongoing commitment to Chiquita.

Sincerely,

Ed

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes a Scheme Circular and Explanatory Statement which is being sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Fyffes and Chiquita is in the process of mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Fyffes and Chiquita and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202, or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Chiquita Safe Harbor Statement

This announcement contains certain statements that are “forward-looking statements.” These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular being mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of Companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this announcement.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.